

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 17, 2009

Mr. Robert S. Vaters
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao
Netherlands Antilles

      RE: **Orthofix International N.V.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 12, 2009
              File No. 0-19961

Dear Mr. Vaters:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Jeffrey Jaramillo
                              Accounting Branch Chief